U.S. PRECIOUS METALS, INC.

176 ROUTE 9 NORTH, SUITE 306

MARLBORO

NEW JERSEY, 07728

February 14, 2014

Securities and Exchange Commission

FAO Ms. Tia L Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Washington

District of Columbia, 20549

RE: U.S. PRECIOUS METALS, INC.

FORM 10-K FOR THE FISCAL YEAR ENDED MAY 31, 2013

FILED SEPTEMBER 13, 2013

FORM 8-K FILED JANUARY 15, 2014

File NO. 000-50703

Dear Ms. Jenkins

We refer to your letter of January 28, 2014 and would respond as follows:

Form 10-K for the Fiscal Year Ended May 31, 2013

Item. 1. Business, page 3

1.	In future filings, the Company will include a small scale map to reflect the Company’s properties in Mexico.

2.	In future filings, the Company will avoid using the term “ore” unless actual reserves have been proven in accordance with the Industry Guidelines published by your office.

3.	On June 9, 2011, the Company disclosed under Form 8-K that a it completed Technical Report authored jointly as Qualified Persons by Michael Floersch of Applied Minerals, Inc., Thompson Falls, Montana and Betty Gibbs of Gibbs Associates, Boulder, Colorado. The technical report can be found on the Company’s web-site usprgold.com. Apart for the referenced technical report, the Company does not have other technical report disclosing mineralized materials.

Item 7. Management’s Discussion and Analysis of Financial Condition and results of Operation, Page 31

4.	As noted in our Form 8-K/A filed on January 15, 2014, the satellite imagery identified 54 anomalies that could be potentially gold bearing. At this time, we are uncertain whether we plan to establish reserves through a final bankable feasibility study.

Item 9A. Controls and Procedures, Page 36

5.	In the Form 10-K/A filed concurrent herewith, we have corrected this error and confirmed that our disclosure controls and procedures were not effective as of May 31, 2013.

6.	In the Form 10-K/A filed concurrent herewith, we have disclosed the significant deficiency identified by management in reaching this conclusion as required by Item 308(a)(3) of Regulation S-K.

Financial Statements and Supplementary Data, page 50

Report of Independent Registered Public Accounting Firm, page 51

7.	In the Form 10-K/A filed concurrent herewith, we have corrected this error and disclosed the correct date on which the audit opinion was issued.

Form 8-K Filed January 15, 2014

Item 8.01 Other Events, page 2

Item 9.01 Financial Statements and Exhibits, page 2

EX-99.1

8.	In the Form 8-K/A filed concurrent herewith, the Company has clarified the statement at issue to reflect that its does not have any gold reserves.

We acknowledge that:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing:

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal the federal securities law of the United States.

If you require any further information, please do not hesitate to contact us.

Yours sincerely

For and on behalf of

U.S. Precious Metals, Inc.

/s/ David J. Cutler

David J Cutler

Chief Financial Officer